Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT AND RESIGNATION OF
DIRECTORS AND

CHANGE OF COMPOSITION OF BOARD COMMITTEE

The Board is pleased to announce that Mr. Qiu Zhi Zhong has been appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019.

The Board also announces that Mr. Kevin G. Lynch has resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company on 7 May 2019.

In light of the above changes pertaining to the composition of the Board and with reference to the Company’s circular dated 4 April 2019, the Board would like to notify the Shareholders that a supplemental circular in relation to the re-election of Directors as identified hereinabove will be despatched in due course and in accordance with the Listing Rules.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of CNOOC Limited (the “Company”) (the “Board”) is pleased to announce that Mr. Qiu Zhi Zhong (“Mr. Qiu”) has been appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019.

Qiu Zhi Zhong

Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu is the Senior Advisor to MacAndrews & Forbes Incorporated. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing

Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world's “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an independent non-executive director and a member of the Nomination Committee of the Company with effect from 7 May 2019.

Mr. Qiu does not have a service contract with the Company but pursuant to the letter of appointment with the Company, Mr. Qiu is appointed as an Independent Non-executive Director of the Company with effect from 7 May 2019. Mr. Qiu will be entitled to an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Qiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Qiu is subject to the provisions of the letter of appointment and the provisions in the Articles of Association of the Company, and is expected to be subject to re-election at the coming Annual General Meeting of the Company.

As at the date of this announcement and save as disclosed above, Mr. Qiu has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Qiu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Qiu has confirmed that he meets the independence criteria set out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

There is no information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor save as disclosed above, are there any other matters that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board also announces that Mr. Kevin G. Lynch (“Mr. Lynch”) has resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019. Mr. Lynch resigned due to the potential acquisition by the Company of a minority interest in a project engaging in an onshore conventional natural gas project overseas, which contains the development and production of gas field and construction and operation of production lines of liquefied natural gas. The completion of the acquisition is subject to further due diligence, signing of definitive agreements, approval by the Board and the approval of the authorities in the relevant jurisdictions (if required). The Company has sought legal advice on the applicable sanction laws and rules and is of the view that there is no material sanctions risk in the event that it proceeds with the acquisition.

Mr. Lynch confirmed that he has no disagreement with the Board and are not aware of any matters relating to his resignation that need to be brought to the attention to the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Mr. Qiu on his appointment and to express its appreciation and gratitude to Mr. Lynch for his contributions and services to the Company.

In light of the above changes pertaining to the composition of the Board and with reference to the Company’s explanatory statement dated 4 April 2019, the Board would like to notify the Shareholders that a supplemental circular in relation to the re-election of Mr. Qiu will be despatched in due course and in accordance with the Listing Rules.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 7 May 2019

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong